The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to the securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of securities is not permitted.

Subject to Completion, dated February 19, 2013 Preliminary Pricing Supplement No. 36 (To Prospectus Supplement dated June 6, 2011 and Prospectus dated December 22, 2010)	Filed Pursuant to Rule 424(b)(5) Registration Nos. 333-167844 and 333-167844-01 February , 2013

US $
Lloyds TSB Bank plc
fully and unconditionally guaranteed by Lloyds Banking Group plc
Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033
Medium-Term Notes, Series A
As further described below, subject to our redemption right, interest will accrue quarterly on the Notes at the Accrual Rate specified below for each day that (A) the CMS30/CMS5 Spread is greater than or equal to 0.00% and (B) the closing level of the Russell 2000® Index is greater than or equal to the Index Reference Level.
SUMMARY TERMS
Issuer:	Lloyds TSB Bank plc
Guarantor:
Lloyds Banking Group plc.  The Notes are fully and unconditionally guaranteed by the Guarantor. The Guarantees will constitute the Guarantor’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu with all of the Guarantor’s other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Aggregate Principal Amount:	$
Stated Principal Amount:	$1,000 per note
Notes:
Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033, Medium-Term Notes, Series A (each a “Note” and collectively, “the Notes”)

Ranking:
The Notes will constitute our direct, unconditional, unsecured and unsubordinated obligations ranking pari passu, without any preference among themselves, with all our other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

CUSIP / ISIN:	5394E8BQ1 / US5394E8BQ18
Payment at Maturity:
100% repayment of principal, plus any accrued and unpaid interest, at maturity or upon early redemption. Repayment of principal at maturity, or upon early redemption, if applicable, and all payments of interest are subject to the creditworthiness of Lloyds TSB Bank plc, as the Issuer, and Lloyds Banking Group plc, as the Guarantor of the Issuer’s obligations under the Notes.

Issue Price:	At variable prices
Denominations:	Minimum denominations of $1,000 and multiples of $1,000 thereafter
Trade Date(s):
Issue Date:	February 26, 2013
Maturity Date:	February 26, 2033, subject to redemption at the option of the Issuer (as set forth below)
Interest Rate
For each Interest Period, the Interest Rate will be equal to the product of (x) 7.00% per annum (the “Accrual Rate”) and (y) N/ACT where
“N” = the total number of calendar days in the applicable Interest Period with respect to which (i) the CMS30/CMS5 Spread is greater than or equal to 0.00% and (ii) the Index Closing Value is greater than or equal to the Index Reference Level (each such day where the conditions described in (i) and (ii) are met, an “Accrual Day”); and
“ACT” = the total number of calendar days in the applicable Interest Period.
If on any calendar day the CMS30/CMS5 Spread is less than zero or the Index Closing Value is less than the Index Reference Level, interest will accrue at a rate of 0.00% per annum for that day.

Interest Payment Dates:
Quarterly, payable in arrears on the 26th day of each February, May, August and November, commencing on (and including) May 26, 2013, and ending on the Maturity Date or the Early Redemption Date, if applicable.  If any Interest Payment Date is not a Business Day (as defined below), interest will be paid on the following Business Day, and interest on that payment will not accrue during the period from and after the originally scheduled Interest Payment Date.

Interest Periods:
Each period from and including the most recent Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to, but excluding, the following Interest Payment Date (or the Maturity Date or Early Redemption Date, as applicable, in the case of the final Interest Period).  Interest Period end dates will not be adjusted in the event that the last day in an Interest Period is not a Business Day.

Day-Count Convention:	Actual/Actual
Business Day:	Any day, other than a Saturday or Sunday, that is a day on which commercial banks are generally open for business in New York City and London
CMS30/CMS5 Spread	CMS30 (as such term is defined in “Additional Provisions – CMS30/CMS5 Spread”) minus CMS5 (as such term is defined in “Additional Provisions – CMS30/CMS5 Spread”).
CMS30/CMS5 Spread Cutoff:
The CMS30/CMS5 Spread with respect to each day from and including the fifth US government securities business day (as defined on page PS-2 of this pricing supplement) prior to the related Interest Payment Date for any Interest Period (each such fifth day, a “CMS30/CMS5 Spread Cutoff Date”) to but excluding such related Interest Payment Date shall be equal to the CMS30/CMS5 Spread in effect on the relevant CMS30/CMS5 Spread Cutoff Date.

Index:	The Russell 2000® Index. Please see “Additional Provisions” herein.
Index Closing Value:	The daily closing value of the Index. Please see “Additional Provisions” herein.
Index Reference Level:	A number equal to 80.00% of the Index Closing Value with respect to February 21, 2013.
Index Cutoff:
The Index Closing Value with respect to each day from and including the fifth Index Business Day (as defined on page PS-2 of this pricing supplement) prior to the related Interest Payment Date for any Interest Period (each such fifth day, an “Index Cutoff Date”) to but excluding such related Interest Payment Date shall be equal to the Index Closing Value in effect on the relevant Index Cutoff Date.

Redemption at the Option of the Issuer:
We may redeem all, but not less than all, of the Notes at the Redemption Price set forth below, on any Interest Payment Date occurring on or after February 26, 2018, provided we give at least 5 Business Days’ prior written notice to each holder of Notes, the trustee and The Depository Trust Company (“DTC”). If we exercise our redemption option, the Interest Payment Date on which we so exercise it will be referred to as the “Early Redemption Date,” which shall be the date the Redemption Price will become due and payable and on which payments of interest will cease to accrue.  If any Early Redemption Date is not a Business Day, the Notes may be redeemed on the following Business Day, and interest will not accrue during the period from and after the originally scheduled Early Redemption Date.

Redemption Price:
If we exercise our redemption option, you will be entitled to receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to, but excluding, the Early Redemption Date.

Tax Redemption:
Following the occurrence of one or more changes in tax law that would require the Issuer or the Guarantor to pay additional amounts and in other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus, the Issuer may redeem all, but not fewer than all, of the Notes at any time prior to maturity.

Miscellaneous
Listing:	None	Governing Law:	New York
Settlement and Clearance:	DTC; Book-entry	Specified Currency:	U.S. dollars
Trustee and Paying Agent:	The Bank of New York Mellon, acting through its London Branch
Selling Agent:	Morgan Stanley & Co. LLC	Calculation Agent:	Morgan Stanley Capital Services LLC
Commissions and issue price:	Price to Public (1) (2) (3)	Selling Agent’s Commission (3)	Proceeds to Lloyds TSB Bank plc (4)
Per Note	At variable prices	$	$
Total	At variable prices	$	$
Investing in the Notes involves significant risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement and “Risk Factors” beginning on page PS-3 below.
The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
(1)       The Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at prevailing market prices, at prices related to such prevailing prices, or at negotiated prices; provided, however, that such price will not be less than $970.00 per $1,000.00 principal amount of the Notes or more than $1,000.00 per $1,000.00 principal amount of the Notes.  See “Risk Factors – Yield Risk - The price you pay for the Notes may be higher than the prices other investors pay for the Notes” on page PS-4 of this pricing supplement.
(2)       The proceeds you might expect to receive if you were able to resell the Notes on the Issue Date are expected to be less than the price you paid for the Notes. This is because the price you paid for the Notes includes the Selling Agent’s commission set forth above and also reflects certain hedging costs associated with the Notes. For additional information, see “Risk Factors— Market Risk—The price you pay for the Notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices, if any” on page PS-4 of this pricing supplement. The price you will pay for the Notes also does not include fees that you may be charged if you buy the Notes through your registered investment adviser for managed fee-based accounts.
(3)       The Selling Agent will receive commissions from the Issuer of up to $      per $1,000.00 principal amount of the Notes, or up to $      of the Aggregate Principal Amount of the Notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. See “Supplemental Plan of Distribution” on page PS-12 of this pricing supplement.
(4)       The Issuer will receive proceeds of at least $     per $1,000.00 principal amount of the Notes, or at least $    of the aggregate principal amount of the Notes.  See “Supplemental Plan of Distribution” on page PS-12 of this pricing supplement.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

ABOUT THIS PRICING SUPPLEMENT

Unless otherwise defined herein, terms used in this pricing supplement are defined in the accompanying prospectus supplement or in the accompanying prospectus. As used in this pricing supplement:

•	“we,” “us,” “our,” the “Issuer” and “Lloyds Bank” mean Lloyds TSB Bank plc;

•	“LBG” and the “Guarantor” mean Lloyds Banking Group plc;

•
“Notes” refers to the Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033, Medium-Term Notes, Series A, together with the related Guarantee, unless the context requires otherwise; and

•	“SEC” refers to the Securities and Exchange Commission.

LBG and Lloyds Bank have filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read this pricing supplement together with the accompanying prospectus dated December 22, 2010 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the accompanying prospectus supplement dated June 6, 2011 (the “prospectus supplement”), that LBG and Lloyds Bank have filed with the SEC for more complete information about Lloyds Bank and LBG and this offering.

This pricing supplement, together with the prospectus supplement and prospectus, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	the prospectus supplement dated June 6, 2011 and the prospectus dated December 22, 2010 can be accessed at the following hyperlink:

http://www.sec.gov./Archives/edgar/data/1160106/000095010311002265/dp23013_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1167831.

Alternatively, LBG, Lloyds Bank, the Selling Agent, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you request them by calling your Selling Agent’s sales representative, such dealer or toll free 1-888-227-2275 (Extension 2-3430). A copy of these documents may also be obtained from the Selling Agent by writing to them at 1585 Broadway, New York, New York 10036 or by calling the Selling Agent at (866) 477-4776.

You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus supplement and the prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information that others may give you. We and the Selling Agent are offering to sell the Notes and seeking offers to buy the Notes only in jurisdictions where it is lawful to do so. This pricing supplement, the prospectus supplement and the prospectus are current only as of their respective dates.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

Additional Provisions

CMS30/CMS5 Spread

The 30-Year Constant Maturity Swap Rate (which we refer to as “CMS30”) is, on any day, the fixed rate of interest payable on an interest rate swap with a 30-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day; provided that for the determination of CMS30 on any calendar day, the “CMS reference determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case the CMS30 level shall be the CMS30 level on the immediately preceding U.S. government securities business day.  CMS30 is one of the market-accepted indicators of longer-term interest rates.

The 5-year Constant Maturity Swap Rate (which we refer to as “CMS5”) is, on any day, the fixed rate of interest payable on an interest rate swap with a 5-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day; provided that for the determination of CMS5 on any calendar day, the “CMS reference determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case the CMS5 level shall be the CMS5 level on the immediately preceding U.S. government securities business day.  CMS5 is one of the market-accepted indicators of shorter-term interest rates.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

 “US government securities business day” means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Rate Fallback Provisions

If CMS30 or CMS5 is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the CMS30/CMS5 Spread must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the Calculation Agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 5 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The Calculation Agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Index: The Russell 2000® Index

The Russell 2000® Index (the “Index”) is an index calculated, published and disseminated by Russell Investment Group (formerly, Frank Russell Company) and measures the composite price performance of stocks of 2,000 companies (the “Russell 2000® Component Stocks”) incorporated in the U.S. and its territories.  The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

Index Closing Value

For any day in an Interest Period, the Index Closing Value will equal the closing value of the Index (subject to the Index Cutoff) as published on Bloomberg under ticker symbol “RTY,” or in the case of any successor index (such index, a “Successor Index”), the Bloomberg ticker symbol for such Successor Index, at the regular weekday close of trading on that calendar day, as determined by the Calculation Agent; provided that the Index Closing Value for any day from and including the fifth Index Business Day prior to the related Interest Payment Date for any Interest Period shall be the Index Closing Value in effect for such fifth Index Business Day prior to such Interest Payment Date; provided further that, if a Market Disruption Event with respect to the Index occurs on any day in an Interest Period or if any such day in an Interest Period is not an Index Business Day, the closing value of the Index with respect to such day will be the closing value of the Index on the immediately preceding Index Business Day on which no Market Disruption Event has occurred.  In certain circumstances, the Index Closing Value will be based on the alternate calculation of the Index described under “Annex A—The Russell 2000® Index—Discontinuance of the Russell 2000® Index; Alteration of Method of Calculation.”

“Index Business Day” means a day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

“Relevant exchange” means the primary exchange(s) or market(s) of trading for (i) any security then included in the Index, or any Successor Index, and (ii) futures or options contracts related to the Index or any Successor Index or to any security then included in the Index or any Successor Index.

For more information regarding Market Disruption Events with respect to the Index, discontinuance of the Index and alteration of the method of calculation, see “Annex A—The Russell 2000® Index—Market Disruption Event” and “—Discontinuance of the Russell 2000® Index; Alteration of Method of Calculation” herein.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

RISK FACTORS

Your investment in the Notes involves significant risks. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below and in the section entitled “Risk Factors” beginning on page S-2 of the prospectus supplement, with your advisers in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. We also urge you to consult with your investment, legal, accounting, tax, and other advisers before you invest in the Notes.

Issuer Risk

The credit risk of Lloyds Bank and LBG and their credit ratings and credit spreads may adversely affect the value of the Notes.

You are dependent on Lloyds Bank’s ability to pay all amounts due on the Notes, and therefore you are subject to the credit risk of Lloyds Bank and to changes in the market’s view of Lloyds Bank’s creditworthiness. In addition, because the Notes are fully and unconditionally guaranteed by Lloyds Bank’s parent company, LBG, you are also dependent on the credit risk of LBG in the event that Lloyds Bank fails to make any payment or delivery required by the terms of the Notes. If Lloyds Bank and LBG were to default on their respective payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. The credit ratings of Lloyds Bank and LBG are an assessment by rating agencies of their ability to pay their obligations, including those under the Notes. Any actual or anticipated decline in Lloyds Bank’s and LBG’s credit ratings, or increase in the credit spreads charged by the market for taking credit risk, is likely to adversely affect the value of the Notes. However, because the return on the Notes is dependent upon factors in addition to Lloyds Bank’s and LBG’s credit ratings, an improvement in their credit ratings will not necessarily increase the value of the Notes and will not reduce market risk and other investment risks related to the Notes.

Yield Risk

The Notes are subject to interest payment risk based on the CMS30/CMS5 Spread and the Index Closing Value.

If the CMS30/CMS5 Spread is less than zero or the Index Closing Values are below the Index Reference Level for an extended period of time, we will not pay any interest on the Notes in respect of such periods of time, and the value of the Notes will decrease.  It is also possible that the CMS30/CMS5 Spread will be below zero, or the Index Closing Value will be below the Index Reference Level for so many days during any quarterly Interest Period that the interest payment for that quarterly Interest Period will be less than the amount that would be paid on an ordinary debt security of Lloyds Bank of comparable maturity and may be zero.  To the extent that the CMS30/CMS5 Spread is below zero or that the Index Closing Value is less than the Index Reference Level, the market value of the Notes may decrease and you may receive substantially less than 100% of the price you paid for your Notes if you wish to sell your Notes at such time.

The CMS30/CMS5 Spread for any day from and including the fifth US government securities business day prior to, but excluding, the Interest Payment Date of an Interest Period will be the CMS30/CMS5 Spread for such fifth day.

Because the CMS30/CMS5 Spread with respect to each day from and including the fifth US government securities business day prior to the related Interest Payment Date for any Interest Period (each such fifth day, a “CMS30/CMS5 Spread Cutoff Date”) to but excluding such related Interest Payment Date will be the CMS30/CMS5 Spread in effect on such CMS30/CMS5 Spread Cutoff Date, if the CMS30/CMS5 Spread on the CMS30/CMS5 Spread Cutoff Date is less than zero, you will not receive any interest in respect of the days from and including the CMS30/CMS5 Spread Cutoff Date to but excluding the relevant Interest Payment Date, even if the CMS30/CMS5 Spread as actually calculated with respect to any of those days were to be greater than or equal to zero.

The Index Closing Value for any day from and including the fifth Index Business Day prior to, but excluding, the Interest Payment Date of an Interest Period will be the Index Closing Value for such fifth Index Business Day.

Because the Index Closing Value with respect to each day from and including the fifth Index Business Day prior to the related Interest Payment Date for any Interest Period (each such fifth day, an “Index Cutoff Date”) to but excluding such related Interest Payment Date will be equal to the Index Closing Value in effect on the relevant Index Cutoff Date, if the Index Closing Value on that Index Business Day is less than the Index Reference Level, you will not receive any interest in respect of the days from and including the Index Cutoff Date to but excluding the relevant Interest Payment Date, even if the Index Closing Value as actually calculated on any of those days were to be greater than or equal to the Index Reference Level.

The historical performance of the CMS30/CMS5 Spread and the Index are not an indication of their future performance.

Historical performance of the CMS30/CMS5 Spread and the Index should not be taken as indications of their future performance during the term of the Notes.  Changes in the levels of the CMS30/CMS5 Spread and the Index will affect the value of the Notes, but it is impossible to predict whether such levels will rise or fall.

The Notes will be subject to early redemption at our option.

We may redeem the Notes prior to the Maturity Date on any quarterly Interest Payment Date, beginning on February 26, 2018. If you intend to purchase the Notes, you must be willing to have your Notes redeemed early. We are generally more likely to redeem the Notes during periods when we expect that interest will accrue on the Notes at a rate that is greater than that which we would pay on our traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the Notes.  In contrast, we are generally less likely to redeem the Notes during periods when we expect interest to accrue on the Notes at a rate that is less than that which we would pay on those instruments. In addition, we have the right to redeem the Notes in the event of certain tax events as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus.  If we redeem the Notes prior to the Maturity Date, accrued interest will be paid on the Notes until such early redemption, but you will not receive any future interest

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

payments from the Notes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed.

The price you pay for the Notes may be higher than the prices other investors pay for the Notes.

The Selling Agent proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you pay for your Notes will be higher than the prices other investors pay for their Notes based on the date and time you made your purchase, from whom you purchased the Notes, any related transaction cost, whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

Market Risk

The value of the Notes prior to maturity, the CMS30/CMS5 Spread and the Index Closing Value will be influenced by many unpredictable factors, and the value of the Notes may be less than the price you paid for the Notes.

The value of the Notes will be affected by a number of factors that may either offset or magnify each other, including, but not limited to: (i) changes in the level of the CMS30/CMS5 Spread, (ii) changes in the level of the Index Closing Value, (iii) volatility of the CMS30/CMS5 Spread, (iv) volatility of the Index, (v) changes in interest and yield rates, (vi) geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the securities comprising the Index, or equity markets generally, and that may affect the Index, (vii) time remaining to maturity, (viii) the supply and demand for the Notes in the secondary market, if any; and (ix) the actual or perceived creditworthiness of Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of Lloyds Bank’s obligations under the Notes, including actual or anticipated downgrades in LBG’s or Lloyds Bank’s credit ratings.

In particular, to the extent that, during the term of the Notes, the CMS30/CMS5 Spread is close to, at, or below zero or the Index Closing Values are close to, at, or below the Index Reference Level, the value of the Notes may decrease and you may receive substantially less than 100% of the price you paid for your Notes if you wish to sell your Notes at such time.

Some or all of these factors will influence the price that you will receive if you sell your Notes prior to the Maturity Date or the Early Redemption Date in the secondary market, if any.

If you sell your Notes before the Maturity Date or the Early Redemption Date, the price that you receive may be less, and may be substantially less, than the price you paid for your Notes.

The price you pay for the Notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices, if any.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, we have taken into account compensation to the Selling Agent for distributing the Notes, which is reflected in the Selling Agent’s commission described on the cover of this pricing supplement, as well as certain costs associated with hedging our obligations under the Notes. The price you pay for the Notes reflects these factors. As a result, the value of the Notes on the Issue Date is expected to be less than the price you paid for your Notes. Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Selling Agent or another purchaser is willing to purchase the Notes in secondary market transactions will likely be less than the price you paid for your Notes. This is due to, among other things, the fact that the price you paid for your Notes includes, and secondary market prices are likely to exclude, the Selling Agent’s commission with respect to, and the hedging costs associated with, the Notes. The cost of hedging includes the projected profit that may be realized in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. A profit may be realized from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by the Selling Agent, as a result of dealer discounts, mark-ups or other transaction costs.

Liquidity Risk

The Notes will not be listed or displayed on any securities exchange or quotation system, and there may be little or no secondary market for the Notes.

The Notes will not have an established trading market when issued, and the Notes will not be listed or displayed on any securities exchange or quotation system; accordingly, there may be little or no secondary market for the Notes and, as such, information regarding independent market pricing for the Notes may be very limited or non-existent. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. We, the Selling Agent and/or its affiliates may purchase and sell the Notes from time to time in the secondary market, but we, the Selling Agent and/or its affiliates are not obligated to do so. If we, the Selling Agent and/or its affiliates make such a market in the Notes, we, the Selling Agent and/or any such affiliate may stop doing so at any time and for any reason without notice. Because other dealers are not likely to make a secondary market for the Notes, the prices at which you may be able to trade your Notes will probably depend on the price, if any, at which we, the Selling Agent and/or its affiliates may be willing to buy the Notes. It is expected that transaction costs in any secondary market would be high and, as a result, the difference between bid and asked prices for your Notes would be significant. Accordingly, you should be willing to hold the Notes until the Maturity Date, and you may incur a loss if you sell the Notes prior to the Maturity Date or the Early Redemption Date, as applicable. In addition, the Selling Agent may, at any time, hold unsold inventory which may inhibit the development of a secondary market for the Notes.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

Index-Specific Risk Factors

Adjustments to the Index could adversely affect the value of the Notes.

The publisher of the Index can add, delete or substitute the stocks comprising the Index (each, an “Index Component Stock”), and can make other methodological changes required by certain events relating to the Index Component Stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the Index. Any of these actions could adversely affect the value of the Notes.  The publisher of the Index may discontinue or suspend calculation or publication of the Index at any time.  In these circumstances, the Calculation Agent will have the sole discretion to substitute a Successor Index that is comparable to the discontinued Index.  The Calculation Agent could have an economic interest that is different than that of investors in the Notes insofar as, for example, the Calculation Agent is not precluded from considering indices that are calculated and published by the Calculation Agent or any of its affiliates.  If the Calculation Agent determines that there is no appropriate Successor Index, on any day on which the Index Closing Value is to be determined, the Index Closing Value for such day will be based on the stocks comprising the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by the Calculation Agent, in accordance with the formula for calculating the Index Closing Value last in effect prior to discontinuance of the Index.

You have no shareholder rights.

As an investor in the Notes, you will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the Index.

Investing in the Notes is not equivalent to investing in the Index or the stocks comprising the Index.

Investing in the Notes is not equivalent to investing in the Index or its component stocks.

Hedging and trading activity by the Calculation Agent and its affiliates could potentially adversely affect the level of the Index.

The Calculation Agent and other of its affiliates will carry out hedging activities related to the Notes (and possibly to other instruments linked to the Index or its component stocks), including trading in the Index Component Stocks as well as in other instruments related to the Index or the Index Component Stocks.  The Calculation Agent and some of its other subsidiaries also trade in the Index Component Stocks and other financial instruments related to the Index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the day the Notes are priced for initial sale to the public could potentially decrease the Index Closing Value, thus increasing the risk that the Index Closing Value will be less than the Index Reference Level during the term of the Notes.

Conflicts of Interest

There are potential conflicts of interest between investors in the Notes and us and our affiliates and the Selling Agent and its affiliates.

We and our affiliates and the Selling Agent and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. Trading activities related to interest rate movements, including short-term and long-term interest rate swaps and other instruments that may affect interest rates, have been entered into or may be entered into on behalf of us, our affiliates, the Selling Agent, its affiliates or their respective customers, that are not for the account of the investors in the Notes or on their behalf. In particular, as described below under “Use of Proceeds; Hedging,” we, the Selling Agent and/or its affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of CMS30, CMS5, the CMS30/CMS5 Spread and/or the Index and its component securities, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. These trading activities may present a conflict between the investors’ interests in the Notes and the interests we, our affiliates and the Selling Agent and its affiliates will have in each of their respective proprietary accounts and in facilitating transactions, including block trades and options and other derivatives transactions, for their respective customers and in accounts under each of their respective management. These trading activities, if they influence the levels of CMS30, CMS5, the CMS30/CMS5 Spread and/or the Index or any other factor that may affect the amount of interest that may be paid on any Interest Payment Date, could be adverse to your interests as an investor in the Notes. It is possible that we, the Selling Agent and/or its affiliates could receive substantial returns from these hedging activities while the value of the Notes declines.

There are potential conflicts of interest between investors in the Notes and the Calculation Agent.

As Calculation Agent for your Notes, Morgan Stanley Capital Services LLC, an affiliate of the Selling Agent, will have discretion in making certain determinations that affect your Notes, including with respect to the CMS30/CMS5 Spread, the Index Closing Value, the occurrence or non-occurrence of Market Disruption Events and the selection of a Successor Index or calculation of the Index Closing Value in the event of a discontinuance of the Index, may adversely affect any payments you may receive in respect of the Notes.  The exercise of this discretion by Morgan Stanley Capital Services LLC could adversely affect the value of your Notes and may present a conflict of interest between the investors’ interests in the Notes and the interests of Morgan Stanley Capital Services LLC. We may change the Calculation Agent at any time without notice to you.

We and our affiliates and the Selling Agent and its affiliates have published or may in the future publish reports, express opinions or provide recommendations and engage in other transactions that could adversely affect the value of the Notes.

We and our affiliates and the Selling Agent and its affiliates have published or may in the future publish reports from time to time on financial markets and other matters that may influence the value of the Notes or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any such reports, opinions or recommendations may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

We and the Selling Agent or any of its affiliates also may issue, underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments that may have features similar to those of the Notes, including similar rates of interest or maturities. By introducing competing products into the marketplace in this manner, we and the Selling Agent or its affiliates could adversely affect the value of the Notes.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

Suitability of Investment

The Notes may not be a suitable investment for you under certain circumstances.

The Notes may not be a suitable investment for you, if, among other things:

•	you are unwilling to forgo guaranteed market interest rates for the term of the Notes;

•	you believe that the CMS30/CMS5 Spread will be below 0.00%, or that the Index Closing Values will be below the Index Reference Level, for significant periods of time during the term of the Notes;

•	you are unable to accept the risk that the Notes may pay interest at a very low rate or even zero interest in respect of any Interest Payment Date;

•	you seek assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity;

•
you are unwilling to accept the risk that the Notes may be redeemed prior to maturity, and are unwilling or unable to accept the risk that you may be unable to reinvest the proceeds of such redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed; or

•	you are unwilling or are unable to assume the credit risk associated with Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of the Issuer’s obligations under the Notes.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest on each Interest Payment Date for each day that (A) the CMS30/CMS5 Spread is greater than or equal to 0.00% AND (B) the closing level of the Russell 2000® Index is greater than or equal to the Index Reference Level.  The following illustrates the process by which the interest rate and interest payment amount are determined.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Issuer provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Determine the number of days in the Interest Period with respect to which the CMS30/CMS5 Spread was greater than or equal to 0.00% AND the Index Closing Value was greater than or equal to the Index Reference Level.

For each Interest Period, the CMS30/CMS5 Spread and Index Closing Value are determined with respect to each day of such Interest Period (subject to the CMS30/CMS5 Spread Cutoff and Index Cutoff).  For each calendar day in an Interest Period with respect to which (i) the CMS30/CMS5 Spread is greater than or equal to 0.00% and (ii) the Index Closing Value is greater than or equal to the Index Reference Level (each such day, an “Accrual Day”), interest will accrue at a per annum rate of 7.00% for that day.  However, if on any calendar day in an Interest Period the CMS30/CMS5 Spread is less than 0.00% or the Index Closing Value is less than the Index Reference Level, interest will accrue at a rate of 0.00% per annum for that day.

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

For each Interest Period, the per annum rate payable is determined by multiplying the per annum rate of 7.00% by a fraction equal to the number of Accrual Days calculated for such Interest Period divided by the total number of calendar days in such Interest Period.  If there are no Accrual Days in an Interest Period, we will not pay any interest on the Notes for that Interest Period.  See “Risk Factors—The Notes are subject to interest payment risk based on the CMS30/CMS5 Spread and the Index Closing Value”.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum interest rate, the Calculation Agent will calculate the effective rate for that Interest Period by multiplying such rate by the applicable day-count fraction. The resulting effective rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

Example Interest Rate and Interest Payment Calculations

The following table illustrates the hypothetical quarterly interest payments that would accrue on the Notes based on the total number of calendar days in an Interest Period on which the CMS30/CMS5 Spread is greater than or equal to 0.00% and the Index Closing Value is greater than or equal to the Index Reference Level.  The table below assumes (i) that the relevant Interest Period contains 90 calendar days, (ii) that each year consists of 365 days, (iii) quarterly Interest Payment Dates, and (iv) that interest payments will be calculated using an Actual/Actual day count basis (such that the applicable day-count fraction for the quarterly interest payment for the Interest Period will be the actual number of days in the Interest Period divided by the actual number of days in the particular year).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the CMS30/CMS5 Spread or the Index Closing Value. The actual quarterly Interest Rate and payments will depend on the actual number of calendar days in each Interest Period and the actual Index Closing Value and CMS30/CMS5 Spread on each day.  The applicable Interest Rate for each quarterly Interest Period will be determined on a per annum basis but will apply only to that Interest Period.  The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  These examples assume that the Notes are held until maturity and do not take into account any tax consequences from investing in the Notes.

Accrual Days in Interest Period	Calendar Days in Interest Period	Accrual Percentage	Accrual Rate	Applicable per annum Interest Rate	Actual / Actual Day Count Fraction	Quarterly Interest Payment per $1,000 Note
(N)	(ACT)	(N/ACT)	7.00%	(Accrual Rate x Accrual Percentage)	(90/365)	7.00% x N/ACT x Day Count Fraction x $1,000
0	90	0.00%	7.00%	0.0000%	0.246575	$0.0000
10	90	11.11%	7.00%	0.7778%	0.246575	$1.9178
20	90	22.22%	7.00%	1.5556%	0.246575	$3.8356
25	90	27.78%	7.00%	1.9444%	0.246575	$4.7945
35	90	38.89%	7.00%	2.7222%	0.246575	$6.7123
50	90	55.56%	7.00%	3.8889%	0.246575	$9.5890
75	90	83.33%	7.00%	5.8333%	0.246575	$14.3836
90	90	100.00%	7.00%	7.0000%	0.246575	$17.2603

We cannot predict the actual CMS30/CMS5 Spread or Index Closing Value on any day or the value of the Notes.  The actual interest payment that a holder of the Notes will receive on each Interest Payment Date and the rate of return on the Notes will depend on the number of Accrual Days in the relevant Interest Period as determined by the Calculation Agent over the term of the Notes.  Consequently, the interest amount to be paid in respect of the Notes on each Interest Payment Date may be very different from the information reflected in the table above.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

HISTORICAL INFORMATION

The CMS30/CMS5 Spread

We have provided the following historical information to help you evaluate the behavior of the CMS30/CMS5 Spread in various periods.  The historical difference between CMS30 and CMS5 should not be taken as an indication of the future difference between CMS30 and CMS5 or the performance of the Notes.  Fluctuations in the CMS Rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

The following table shows historical month-end values for the CMS30/CMS5 Spread from January 2008 through February 15, 2013 based on the values for CMS30 and CMS5 as published by Bloomberg L.P. (“Bloomberg”).  The graph below shows historical daily differences between the CMS Rates from May 5, 1994 through February 15, 2013 based on the CMS Rates as published by Bloomberg.  We do not make any representation or warranty as to the accuracy or completeness of the historical data in the table and graph below.  The Calculation Agent will determine the actual Interest Rate on the Notes for each Interest Period by reference to the values of CMS30 and CMS5 as published on the ISDAFIX1 Page.

Historical Difference between CMS30 and CMS5 (1)

	2008	2009	2010	2011	2012	2013
January	1.28900%	0.88300%	1.75500%	2.12640%	1.65150%	1.97700%
February	1.49900%	0.79690%	1.81900%	1.94000%	1.67670%	2.01280%(2)
March	1.34450%	1.03150%	1.78600%	1.82200%	1.76700%
April	1.01650%	1.07380%	1.67700%	2.01250%	1.73350%
May	0.88500%	1.25700%	1.63200%	2.04450%	1.38250%
June	0.71300%	1.22600%	1.64550%	2.03950%	1.53680%
July	0.85150%	1.29850%	1.93550%	2.18450%	1.52400%
August	0.80500%	1.32600%	1.57700%	1.98050%	1.69710%
September	0.61770%	1.28500%	1.83000%	1.44150%	1.84650%
October	0.63590%	1.48200%	2.21150%	1.63900%	1.77800%
November	0.27150%	1.70450%	2.08390%	1.41680%	1.82700%
December	0.57400%	1.55630%	1.93130%	1.39100%	1.93900%
____________________

(1)
The Interest Rate for any Interest Period is determined by multiplying (a) the Accrual Rate of 7.00% by (b) a fraction equal to the number of Accrual Days determined for such Interest Period divided by the total number of calendar days in such Interest Period.

(2)	As measured on February 15, 2013.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

The Index

The following table sets forth the published high and low Index Closing Values, as well as end-of-quarter Index Closing Values, for each quarter in the period from January 1, 2008 through February 15, 2013.  The graph following the table sets forth the Index Closing Values from January 1, 1993 through February 15, 2013.  The Index Closing Value for February 15, 2013 was 923.15.  We obtained the information in the table below from Bloomberg, without independent verification.  The historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on any calendar day during the term of the Notes.  The graph below does not reflect the return the Notes would have had during the period presented because it does not take into account the applicable CMS30/CMS5 Spread or our redemption right.

Index Closing Value	High	Low	Period End
2008
First Quarter	753.55	643.97	687.97
Second Quarter	763.27	686.07	689.66
Third Quarter	754.38	657.72	679.58
Fourth Quarter	671.59	385.31	499.45
2009
First Quarter	514.71	343.26	422.75
Second Quarter	531.68	429.16	508.28
Third Quarter	620.69	479.27	604.28
Fourth Quarter	634.07	562.40	625.39
2010
First Quarter	690.30	586.49	678.64
Second Quarter	741.92	609.49	609.49
Third Quarter	677.64	590.03	676.14
Fourth Quarter	792.35	669.45	783.65
2011
First Quarter	843.55	773.18	843.55
Second Quarter	865.29	777.20	827.43
Third Quarter	858.11	643.42	644.16
Fourth Quarter	765.43	609.49	740.92
2012
First Quarter	846.13	747.28	830.30
Second Quarter	840.63	737.24	798.49
Third Quarter	864.70	767.75	837.45
Fourth Quarter	852.49	769.48	849.35
2013
First Quarter (through February 15, 2013)	923.76	872.60	923.15

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

TAX CONSEQUENCES

You should review carefully the section in the prospectus supplement entitled “U.S. Federal Income Tax Consequences.” We intend to treat the Notes as “variable rate debt instruments” for U.S. federal income tax purposes and we expect them to be treated as issued without original issue discount.  Assuming this characterization is respected, you will be required to include stated interest in income at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes, and any gain or loss realized upon the sale, exchange or redemption of the Notes generally will be capital gain or loss. Interest income earned with respect to the Notes will be foreign-source income.

It is possible that the Internal Revenue Service could determine that the above treatment of the Notes is incorrect and that the Notes are in fact “contingent payment debt instruments” for U.S. federal income tax purposes. Any such determination could have adverse U.S. federal income tax consequences for you. For example, if the Notes were properly treated as contingent payment debt instruments, any income recognized upon a sale or exchange of a Note (including early redemption or redemption at maturity) would be treated as interest income for U.S. federal income tax purposes. You should consult your tax adviser regarding the U.S. federal income tax consequences to you if the Notes were properly treated as contingent payment debt instruments.

 For a discussion of U.K. tax considerations relating to the Notes, you should refer to the section in the prospectus supplement entitled “Taxation in the United Kingdom.”

 You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

USE OF PROCEEDS; HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the prospectus and to hedge market risks of Lloyds Bank associated with its obligation to pay the applicable interest payments and the payment amount at maturity of the Notes.

We, the Selling Agent and/or its affiliates may hedge our obligations under the Notes by, among other things, purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of CMS30, CMS5, the CMS30/CMS5 Spread and/or the Index, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. Our cost of hedging will include the projected profit that our counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss.  It is possible that we, the Selling Agent and/or its affiliates could receive substantial returns from these hedging activities while the value of the Notes declines.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity.

The hedging activity discussed above may adversely affect the value of the Notes from time to time. See “Risk Factors—The price you pay for the Notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices, if any” and “Risk Factors—There may be potential conflicts of interest between investors in the Notes and us and our affiliates and the Selling Agent and its affiliates” in this pricing supplement for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Morgan Stanley and Co. LLC, as the Selling Agent, and the Selling Agent has agreed to purchase from us the aggregate principal amount of the Notes specified on the front cover of this pricing supplement at $       per $1,000.00 of principal amount of the Notes, resulting in aggregate proceeds to us of $    . The Selling Agent will receive commissions from us of up to $     per $1,000.00 principal amount of the Notes, or up to $    of the aggregate principal amount of the Notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. The Selling Agent has informed us that such concessions may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same concession.  You can find more information in the section entitled “Supplemental Plan of Distribution” on page S-26 of the prospectus supplement.

The Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at prevailing market prices, at prices related to such prevailing prices, or at negotiated prices; provided, however, that such price will not be less than $970.00 per $1,000.00 principal amount of the Notes and will not be greater than $1,000.00 per $1,000.00 principal amount of the Notes.

The Selling Agent has agreed to reimburse us for certain expenses relating to the offering in an amount up to $21,000.00.

We have entered or will enter into one or more hedging transactions in connection with this offering of Notes. See “Use of Proceeds; Hedging” above.  In addition, from time to time, the Selling Agent and its affiliates have engaged, and in the future may engage, in transactions with us and have performed, and in the future may perform, services for us for which they have been, and may be, paid customary fees.  In particular, an affiliate of the Selling Agent is our swap counterparty for a hedge of our obligations under the Notes and will be paid customary fees in connection with such hedging.

In the future, the Selling Agent or any of its affiliates may repurchase and resell the offered Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

The Notes are a new issue of securities with no established trading market.  We have been advised by the Selling Agent that the Selling Agent intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time for any reason without notice.  No assurance can be given as to the liquidity or existence of any trading market for the Notes.

We may deliver the Notes against payment therefor on a date that is more than three business days after a Trade Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, if the initial settlement of the Notes occurs more than three business days after the applicable Trade Date, purchasers who wish to trade the Notes more than three business days prior to the Issue Date of the Notes will be required to specify alternative arrangements to prevent a failed settlement and should consult their own advisers in connection with that election.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

Annex A—The Russell 2000® Index

We have derived all information contained in this pricing supplement regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  Such information reflects the policies of, and is subject to change by, Russell Investments (“Russell”).  We have not participated in the preparation of, or independently verified, such publicly available information.  The Russell 2000® Index was developed by Russell Investment Group (formerly, Frank Russell Company) and is calculated, maintained and published by Russell, a subsidiary of Russell Investment Group.  Russell has no obligation to publish, and may discontinue the publication of, the Russell 2000® Index.

The Russell 2000® Index is reported by Bloomberg L.P. under the ticker symbol “RTY.”

The Russell 2000® Index measures the capitalization-weighted performance of the small-cap stocks included in the Russell 2000® Index (the “Russell 2000 Component Stocks”) and is designed to track the performance of the small capitalization segment of the U.S. equity market.  All stocks included in the Russell 2000® Index are traded on a major U.S. exchange.  The companies included in the Russell 2000® Index are the middle 2,000 of the companies that form the Russell 3000E™ Index, which is composed of the 4,000 largest U.S. companies as determined by market capitalization and represents approximately 99% of the U.S. equity market.  The Russell 3000E™ Index is not the same as the Russell 3000® Index, which is a subset of the Russell 3000E™ Index.

Selection of stocks underlying the Russell 2000® Index.  The Russell 2000® Index is a sub-index of the Russell 3000E™ Index.  To be eligible for inclusion in the Russell 3000E™ Index, and, consequently, the Russell 2000® Index, a company’s stock must be listed on the last trading day in May of a given year and Russell must have access to documentation verifying the company’s eligibility for inclusion.  Eligible initial public offerings are added to Russell U.S. indices at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution.  To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

U.S. companies are eligible for inclusion in the Russell 3000E™ Index and, consequently, the Russell 2000® Index.  Russell uses the following method for determining U.S. companies.  If a company incorporates, has a stated headquarters location, and also trades in the same country (ADRs and ADSs are not eligible), the company is assigned to its country of incorporation. If any of the three do not match, Russell then defines 3 Home Country Indicators (HCIs): country of Incorporation, country of Headquarters, and country of the most liquid exchange as defined by 2-year average daily dollar trading volume (ADDTV).  Using the HCIs, Russell cross-compares the primary location of the company’s assets with the 3 HCIs. If the primary location of assets matches any of the HCIs, then the company is assigned to its primary asset location. However, if there is not enough information to determine a company’s primary country of assets, Russell uses the primary location of the company’s revenue for the same cross-comparison and assigns the company to its home country in a similar fashion. Russell uses an average of two years of assets or revenue data for analysis to reduce potential turnover. If conclusive country details cannot be derived from assets or revenue, Russell assigns the company to the country where its headquarters are located unless the country is a Benefit Driven Incorporation (BDI) country; in which case, the company will be assigned to the country of its most liquid stock exchange.  The BDI countries are Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands.

The following securities are specifically excluded from the Russell 2000® Index:  (i) stocks that are not traded on a major U.S. exchange; (ii) preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights; and trust receipts; (iii) royalty trusts, limited liability companies, closed-end investment companies (Business Development Companies (“BDCs”) are eligible), blank check companies, special purpose acquisition companies (SPACs) and limited partnerships, and (iv) certain companies that produce unrelated business taxable income.

The primary criterion used to determine the initial list of securities eligible for the Russell 3000E™ Index is total market capitalization, which is defined as the price of the shares times the total number of available shares.  All common stock share classes are combined in determining market capitalization.  If multiple share classes have been combined, the price of the primary trading vehicle (usually the most liquid) is used in the calculations.  In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.  A stock must have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May to be eligible for inclusion in the Russell 2000® Index. In order to reduce unnecessary turnover, if the closing price of an existing member of the Russell 2000® Index is less than $1.00 on the last trading day in May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Quarterly IPO additions must have a close price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a close price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a close price at or above $1.00 on another major U.S. exchange, the stock will be eligible for inclusion.

Companies with a total market capitalization of less than $30 million are not eligible for inclusion in the Russell 3000E™ Index and, consequently, the Russell 2000® Index. Companies with only a small portion of their shares available in the marketplace are not eligible for inclusion in the Russell 3000E™ Index and, consequently, the Russell 2000® Index.  Companies with 5% or less float will be removed from eligibility.

The Russell 2000® Index is reconstituted annually to reflect changes in the marketplace.  The list of companies is ranked based on total market capitalization as of the last trading day in May, with the actual reconstitution effective on the first trading day following the final Friday of June each year, except that if the last Friday of June of any year is the 28th, 29th or 30th, reconstitution will occur on the preceding Friday.  Changes in the constituents are pre-announced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Eligible IPOs are added to the Russell 2000® Index at the end of each calendar quarter.  An IPO is defined as any IPO newly available, for the first time, to the public for general investment.  IPOs are added each quarter to make sure new additions to the investing opportunity set are reflected in the Russell 2000® Index.  If a security traded publicly previously, even on a restricted basis, it is not eligible for inclusion as an IPO.  Such a stock may, however, be eligible during the next reconstitution period, along with other eligible securities.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

Market Capitalization.  Russell calculates the total market capitalization of each security to determine whether it is large enough for inclusion in the Russell 3000E™ Index, and consequently, the Russell 2000® Index.  Total market capitalization is determined by multiplying total outstanding shares by the market price as of the last trading day in May for those securities being considered at annual reconstitution.  IPO eligibility is determined each quarter.

Common stock, non-restricted exchangeable shares and partnership units/membership interests (in certain cases, see below for further information) are used to calculate a company’s total market capitalization.  Exchangeable Shares are shares which may be exchanged at any time, at the holder’s option, on a one-for-one basis for common stock.  Membership or partnership units/interests represent an economic interest in a limited liability company or limited partnership.  Russell includes membership or partnership units/interests as part of total market capitalization when the company in question is merely a holding company of an underlying entity that issues membership or partnership units/interests and when these membership units are the company’s sole asset.  This is not to be confused with operating partnership units that are issued in conjunction with UPREITs.  In these cases, total market capitalization will be calculated based on 100% of the value of all membership interest.

Any other form of shares—such as preferred or convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts—are excluded from the calculation.  If multiple share classes of common stock exist, they are combined.  In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

During annual reconstitution, the last price traded on the last trading day in May on the primary exchange is used to determine market capitalization.  If a security does not trade on its primary exchange, the lowest price from another major U.S. exchange is used.  In the case where multiple share classes exist, a primary trading vehicle is determined, and the price of that primary trading vehicle (usually the most liquid) is used.

Primary trading vehicles are determined by the last two years’ average trading volume, as of the last trading day in May.  For new members, the common share class with the highest trading volume will be considered the primary trading vehicle, and its associated price and trading symbol will be included in the Russell 3000E™ Index, and consequently, the Russell 2000® Index.  If the volume of each share class is within 20% of each other, the share class with the largest available shares is used.  For share classes without two years of history, all available volume data is used.  At least 100 day trading volume is necessary to consider the class as a primary vehicle for existing members.  New members will be analyzed on all available data, even if that data is for less than 100 days.  If applicable, shares held across different share classes will be represented on a mathematically equivalent basis.

IPOs are added to the Russell 3000E™ Index on the basis of total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution.  Country assignment determination on IPOs is made using data provided in prospectuses or 10k filings.  Market adjustments to the capitalization breaks are made using the returns of the broad markets Russell 3000E™ Index, and consequently, the Russell 2000® Index.

In order to be added during a quarter outside of reconstitution, an IPO must meet all Russell U.S. Index eligibility requirements.  Additionally, the IPO must meet the following criteria on the final trading day of the month prior to quarter-end: (1) it is priced and traded; and (2) it ranks larger in total market capitalization than the market-adjusted smallest company in the Russell 3000E™ Index as of the latest June reconstitution.

Once the market capitalization for each security is determined by use of total shares and price, each security is placed in the appropriate Russell market capitalization-based index.  The largest 4,000 securities become members of the Russell 3000E™ Index.  The market capitalization breakpoints for the Russell 2000® Index are the market capitalizations for the 1,000th and 3,000th largest companies in the Russell 3000E™ Index as of the latest June reconstitution.

After the initial market capitalization breakpoints are determined, new members are assigned on the basis of the breakpoints and existing members are reviewed to determine if they fall within a cumulative 5% market cap range around these new market capitalization breakpoints.  If an existing member’s market cap falls within this cumulative 5% of the market capitalization breakpoint, it will remain in its current index rather than be moved to a different market capitalization-based Russell index.

Capitalization Adjustments.  The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization.  Adjustments are based on information recorded in SEC corporate filings, including DEF 14, 424B, and 10K filings, or other reliable sources in the event of missing or questionable data (note that 13F filings are not reviewed).

1.
Cross-ownership by another member of a Russell index — corporate cross-ownership occurs when shares of a company in the Russell 2000® Index are held by another member of a Russell index (including Russell global indexes), and all shares will be adjusted regardless of any percentage held;

2.
Large corporate and private shares — large corporate and private holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not in the Russell 2000® Index that own 10% or more of the shares outstanding.  However, not to be included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms, unless these firms have a direct relationship to the company, such as board representation.  In that case, they are considered strategic holdings and are included with the officers/directors group;

3.	ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

4.	Unlisted share classes — classes of common stock that are not traded on a U.S. exchange are adjusted;

5.	IPO lock-ups — shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the IPO enters the Russell 2000® Index; and

6.	Government Holdings:

o	Direct government holders: Those holdings listed as “government of” are considered unavailable and will be removed entirely

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

from available shares;

o	Indirect government holders: Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%; and

o	Government pensions: Any holding by a government pension plan is considered an institutional holding and will not be removed from available shares.

Timing and Treatment of Corporate Actions.  Changes to the Russell 3000E™ Index, and consequently, the Russell 2000® Index, are made when an action is final.  To determine whether an action has been completed, Russell uses a variety of reliable public sources.  The sources of this information include company press releases, SEC filings, exchange notifications and Bloomberg or other sources Russell deems reliable.  If it is determined that an action was not final after communication was given to clients, the changes to the index will still occur.

Prior to the completion of an action, Russell estimates the effective date of the corporate action on the basis of the same above sources.  As new information becomes available, Russell will revise the anticipated effective date and ultimately move it to a final, confirmed status.  Final status will rarely be reverted back to preliminary status unless in the event of an error and the correction can be made prior to 11:30 a.m. on the day the action is effective.

Depending upon the time an action is determined to be final, Russell will either (1) apply the action after the close of the current market day, or (2) apply the action after the close of the following day, referred to as a “delayed action.”  The impact of the action and the effective date will be communicated to clients on a regular schedule throughout the day.

Corporate Actions Affecting the Russell 2000® Index.  The following summarizes the types of Russell 2000® Index maintenance adjustments and indicates whether or not a Russell 2000® Index adjustment is required.

1.
“No Replacement” Rule — Securities that leave the Russell 2000® Index for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced.  Thus, the number of securities in the Russell 2000® Index over the year will fluctuate according to corporate activity.

2.
Mergers and Acquisitions — Mergers and acquisitions (M&A) result in changes to the membership and to the weighting of members within the Russell Indexes. M&A activity is applied to the index after the action is determined to be final, providing appropriate notice.

o
Merger or acquisition between members of the Russell 3000E™ Index or a Russell global index — In the event a merger or acquisition occurs between members of the Russell 3000E™ Index or a Russell global index, the target company is deleted from the index and the company’s market capitalization simultaneously moves to the acquiring company’s stock, according to the merger terms.  Cross-ownership of the surviving entity is determined by a weighted average (by market value) of the cross-ownership of the two (or more) previous companies prior to the merger.  Market values the day before the Russell effective date are used for this determination. Given sufficient market hours after the confirmation of the merger, Russell effects the action after the close on the last day of trade of the target company.

o
If Russell is able to determine the status of the action to be final prior to 1:00 p.m. Eastern — These actions will be applied after the close of the current day.  Deletes will be removed at the last traded price, and increases to shares outstanding of the acquiring company will be adjusted simultaneously.

o
If Russell is able to determine the status of the action to be final after 1:00 p.m. Eastern — These actions will be deemed a “delayed action” and will be applied after the close of the following day.  A synthetic position of the company will remain in the index for one day, and a calculated closing price for the acquired entity or merged entity will be established.  The calculated price is determined by the terms of the action and based on the last traded price of the acquiring company.  For real-time calculations, intra-day trading will reflect a stale price for the acquired entity.  If the merger involves an election, the default terms will be used.

o
Merger or acquisition between an index member and a non-member — A non-member is defined as a company that is not a member of the Russell 3000E™ Index or a Russell global index. The merger between an index member and a non-member can involve either of two scenarios: (1) the acquiring company is an existing member and the target company is not; or (2) the target company is an existing member and the acquiring company is not.  If the target company is the index member, it is deleted from the index after the action is determined as final. Cumulative market capitalization of the target company decreases. If the acquiring company is the index member, its shares are adjusted by adding the target company’s market capitalization through a month-end share adjustment (if the increase in shares is greater than 5%).

o
Cross-border M&A — In the event of a merger or acquisition in which the acquiring company and the target company are in different countries, Russell applies the action when the merger is determined as final. The target company is deleted from its local country index and the company’s market capitalization moves to the acquiring stock according to the merger terms. Cumulative market capitalization of the acquiring company increases, while the cumulative market capitalization of the target company decreases by the same amount.

o
Reverse mergers — When a Russell 3000E™ Index member is acquired or merged with a private, non-publicly-traded company or OTC company, Russell will review the action to determine whether it is considered a reverse merger. A reverse merger is defined as a transaction that results in a publicly traded company that meets all requirements for inclusion in a Russell index. If it is determined that an action is a reverse merger, the following rules will be applied:

•
The newly formed entity will be placed in the appropriate market capitalization index after the close of the day following the completion of the merger. The delay is necessary to capture an opening price. Index placement will be

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

determined by using the market-adjusted breakpoints from the last reconstitution.

•	The acquired company will be simultaneously removed from the current index, capturing synthetic performance for the day of the delay.

•	Cross-ownership will be determined on the basis of the most recent SEC filings.

o	Standard action — The acquired company is deleted after the action is final.

o
If Russell is able to determine the status of the action to be final prior to 1:00 p.m. Eastern — Actions resulting in a delete will result in the company’s removal after the close of the current day at the last traded price.

o
If Russell is able to determine the status of the action to be final after 1:00 p.m. Eastern —  These actions will be deemed a “delayed action” and will be applied after the close of the following day. The deleted company will remain in the index at a stale price, based on the previous day’s close, and will be removed the following day at a synthetic price of the acquiring company.

3.
Reincorporations — Members of the index that are reincorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that reincorporate and no longer trade in the U.S. are immediately deleted from the U.S. indexes and placed in the appropriate country within a Russell global index. Those that reincorporate to the U.S. during the year will be assessed during reconstitution for membership.

4.
Reclassifications of shares (primary vehicles) — Primary vehicles will not be assessed or changed outside of a reconstitution period unless the existing class ceases to exist. In the event of extenuating circumstances signaling a necessary primary vehicle change, proper notification will be made.

5.
Rights offers — Russell will only adjust the index to account for a shareholder rights offering of eligible securities if the subscription price of the right is at a discount to the market price of the securities. Provided Russell has been alerted to the rights offer prior to the ex-date, a price adjustment will be applied before the open on the ex-date to account for the value of the rights, and shares increased according to the terms of the offering.  The treatment is consistent for both transferable and non-transferable rights. If Russell is unable to provide prior notice, the price adjustment and share increase will be delayed until appropriate notice is given. In these circumstances the price of the stock involved is adjusted to delay the performance due to the rights issue.

6.
Changes to shares outstanding — Changes to shares outstanding due to buybacks (including Dutch auctions), secondary offerings, merger activity with a non-index member and other potential changes are updated at the end of the month in which the change is reflected in vendor-supplied updates and are verified by Russell by use of an SEC filing.

For a change in shares to occur, the cumulative change to available shares must be greater than 5%. These share changes are communicated to certain clients three trading days prior to month-end and include shares provided by the vendor and verified by Russell four days prior to month-end. The float factor determined at reconstitution is applied to the new shares issued or bought back. For example, assuming that a new issuance of 1,000 shares is greater than 5% of the available shares and that the current float factor is 50%, 500 shares would be added to the index. (Note: If any new shares issued are unavailable according to the filing, that portion will not be added to the index.)

November and December month-end share changes, as well as fourth-quarter IPO additions, will be processed as one event after the close on the third Friday of each December. This is a result of low liquidity in the financial markets at year end and the proximity of a separate November process.

June month-end share changes are not processed at month end; residual share changes that are not addressed as part of the annual reconstitution process are rolled into the following July month end process.

7.
Spin-offs — A spin-off is a new entity resulting from the spinning-off of assets and equity from a parent company. In a pure spin-off, a parent company distributes 100% of its ownership interests in a subsidiary operation as dividends to its existing shareholders.  After the spin-off, there are two (or more) separate, publicly held firms with exactly the same shareholder base and cumulative market capitalization as the original company.

If the price of a spin-off is not available, a price will be established by first using an exchange provided estimate or a Russell-calculated estimate if the exchange does not provide one. After the close of trading on the ex-date, a synthetic price/performance will be calculated to account for the actual opening price of the spin-off. This price/performance is calculated to capture accurate performance of both the spin-off and parent for the day. Note, real time calculations will reflect only the estimated performance on the parent and subsidiary companies as actual performance is not captured until end of day.

8.	Domestic spin-offs — Spin-off companies are added to the Russell indexes at the time they are spun-off from their parent company, subject to the following rules:

•
The spun-off company meets all index eligibility requirements and its market cap is larger than the market adjusted total market cap of the smallest company in the Russell 3000E™ Index at the latest reconstitution. (If the spun-off company is to become a member of the Russell global indexes, the smallest stock in the Russell global indexes will be used as the basis of eligibility.)

•	The newly formed entity will be placed in the parent’s index on the completion date.

•	The parent company’s market value will be reduced simultaneously on the Russell effective date.

9.
Cross-border spin-offs — If the parent company spins off an entity that is incorporated in a different country, the spun-off company will be assigned to the new country according to the country-assignment rules discussed above and may become a member of the Russell global indexes. Otherwise, the same rules apply between domestic or cross-border spin-off additions.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

10.	Tender offers — in the case of a cash tender offer, the target company will be removed from the index when:

•	The offer period completes (initial, extension or subsequent); and

•	Shareholders have validly tendered, not withdrawn, and the shares have been accepted for payment; and

•	All regulatory requirements have been fulfilled; and

•	The acquiring company is able to finalize the acquisition via short-form merger, top-up option or other compulsory mechanism

If the requirements have been fulfilled, with the exception being that the acquirer is unable to finalize the acquisition through a compulsory mechanism, an adjustment will be applied to the target company’s float- adjusted shares if they have decreased by 30% or more, and the tender offer has fully completed and closed. The adjustment will occur on a date pre-announced by Russell.

11.
Delisting — Only companies listed on U.S. exchanges are included in the Russell 3000E™ Index, and consequently, the Russell 2000® Index. Therefore, when a company is delisted from a U.S. exchange and moved to OTC, the company is removed from the Russell 3000E™ Index, and consequently, the Russell 2000® Index. When this occurs, the company is removed either at the close of the current day at the last traded price, or the following day, using the closing OTC price.

Securities continuing to trade on the primary exchange (non-halted):

o	If Russell determines the status of the action to be final prior to 1:00 p.m. Eastern: These deletes will be applied after the close of the current day, using the last traded price.

o
If Russell determines the status of the action to be final after 1:00 p.m. Eastern: These deletes will be deemed “delayed actions” and will be carried out after the close of the following day, using the closing OTC price.

Securities previously halted that fail to trade on the primary exchange prior to being moved to OTC will always be removed the following day at the OTC closing price, regardless of the time of notification.

12.
Bankruptcy and voluntary liquidations — Companies filing for Chapter 7 bankruptcy or that have filed a liquidation plan will be removed from the Russell 3000E™ Index, and consequently, the Russell 2000® Index, at the time of filing. Companies filing for Chapter 11 reorganization bankruptcy will remain members of the index, unless the companies are delisted from the primary exchange. In that case, normal delisting rules will apply. If a company files for bankruptcy, is delisted and it can be confirmed that it will not trade OTC, Russell may remove the stock at a nominal price of $0.0001.

13.
Change of company structure — In the event a company changes its corporate designation from that of a Business Development Company, Russell will remove the member as ineligible for index inclusion and provide two days’ notice of its removal.

14.
Stock distributions — Stock distributions can take two forms: (1) a stated amount of stock distributed on the ex-date, or (2) an undetermined amount of stock based on earnings and profits to be distributed at a future date. In both cases, a price adjustment is done on the ex-date of the distribution. Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

15.
Dividends — Gross dividends are included in the daily total return calculation of the indexes on the basis of their ex-dates. The ex-date is used rather than the pay-date because the marketplace price adjustment for the dividend occurs on the ex-date. If a dividend is payable in stock and cash and the stock rate cannot be determined by the ex-date, the dividend is treated as all cash.

o
Regular cash dividends — Regular cash dividends are those paid to shareholders out of a company’s profits or reserves. Regular cash dividends impact the total return and are reinvested across the index at the close on the dividend ex-date. Monthly, quarterly and annual total returns are calculated by compounding the reinvestment of dividends daily. The reinvestment and compounding is at the total index level, not at the security level.

o
Special cash dividends — In addition to paying regular dividends, a company may at times pay special cash dividends. These are paid outside a company’s regular dividend schedule and can occur for a variety of reasons, such as a major litigation win, the sale of a business or liquidation of an investment. For special cash dividends, the price of the stock is adjusted to deduct the dividend amount before the open on the ex-date.

16.	Halted securities — When a stock’s trading has been halted, Russell holds the security at its most recent closing price until trading is resumed or is officially delisted.

In addition, Russell will review stocks in two categories for removal: (1) Stocks halted due to financial difficulty/debt or cash flow issues for a period longer than 40 calendar days or (2) those stocks suspended due to exchange listing rules or legal regulatory issues longer than one calendar quarter. Determination for removal will be made on a case-by-case basis and based upon reasonable likelihood of trade resumption and likelihood of residual value returned to equity holders.

Should removal be deemed appropriate, announcement will be made with monthly share changes and removed on month-end at zero value (for system purposes the actual value used is .0001, in local currency).

Stocks that are scheduled for removal but suspended or not trading through reconstitution due to low liquidity or those that are suspended by the exchange or other governing body due to liquidity issues will be monitored for trade resumption. Once trading resumes, these securities will be removed from the index with announcement as usual. Securities will be removed using the primary exchange close price.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

Market Disruption Event

Market Disruption Event means, with respect to the Index, the occurrence or existence of any of the following events, as determined by the Calculation Agent in its sole discretion: (i)(a) a suspension, absence or material limitation of trading of stocks then constituting 20 percent or more of the value of the Index or any Successor Index (as defined below) on the relevant exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such relevant exchange; or (b) a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the value of the Index (or the Successor Index) during the last one-half hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or (c) the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts or exchange traded funds related to the Index (or the Successor Index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market; and (ii) a determination by the Calculation Agent in its sole discretion that any event described above materially interfered with the ability of the Issuer or any of its affiliates to unwind or adjust all or a material portion of the hedge position with respect to this issuance of the Notes.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Index shall be based on a comparison of (x) the portion of the value of the Index attributable to that security relative to (y) the overall value of the Index, in each case immediately before that suspension or limitation.

For the purpose of determining whether a Market Disruption Event has occurred:  (1) a limitation on the hours or number of days of trading shall not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund shall not constitute a Market Disruption Event, (3) a suspension of trading in futures or options contracts or exchange traded funds on the Index by the primary securities market trading in such contracts or funds by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or funds, or (c) a disparity in bid and ask quotes relating to such contracts or funds shall constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to the Index and (4) a “suspension, absence or material limitation of trading” on any Relevant Exchange or on the primary market on which futures or options contracts or exchange traded funds related to the Index are traded shall not include any time when such securities market is itself closed for trading under ordinary circumstances.

Discontinuance of the Russell 2000® Index; Alteration of Method of Calculation

If Russell discontinues publication of the Index and Russell or another entity (including the Selling Agent or Calculation Agent) publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a “Successor Index”), then any subsequent Index Closing Value shall be determined by reference to the published value of such Successor Index at the regular weekday close of trading on any Index Business Day that the Index Closing Value is to be determined.

If the publication of the Index is discontinued and such discontinuance is continuing at any time when an Index Closing Value is to be determined and the Calculation Agent determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the Index Closing Value at such time in accordance with the formula for calculating the Index last in effect prior to such discontinuance, without rebalancing or substitution, using the price at such time (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the price that would have prevailed but for such suspension or limitation) of each security most recently comprising the Index on the relevant exchange.

Upon any selection by the Calculation Agent of a Successor Index, the Issuer will cause written notice thereof to be furnished to the trustee and to The Depository Trust Company ("DTC"), as holder of the Notes, within three business days of such selection.   We expect that such notice will be made available to you, as a beneficial owner of the Notes, as applicable, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the Notes.

If at any time the method of calculating the Index or a Successor Index, or the value thereof, is changed in a material respect, or if the Index or a Successor Index is in any other way modified so that such Index does not, in the sole opinion of the Calculation Agent, fairly represent the value of the Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at any time at which the Index Closing Value is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of an index comparable to the Index or a Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will determine the Index Closing Value, as adjusted.   Accordingly, if the method of calculating the Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the Index), then the Calculation Agent will adjust such Index in order to arrive at a value of the Index or such Successor Index as if it had not been modified (i.e., as if such split had not occurred).

License Agreement

Frank Russell Company (“Russell”) has entered into a non-transferable, non-exclusive world-wide license agreement with the Selling Agent and certain of its affiliated or subsidiary companies, granting the right to use certain proprietary indices (including the Russell 2000® Index) and the related trademarks (the indices and trademarks collectively, the “Russell Marks”) in connection with the issuance of certain securities.  We are an authorized sub-licensee of the license granted to the Selling Agent, and have a non-transferable, non-exclusive sublicense to use the Russell Marks in connection with the issuance of certain securities, including the Notes.

The sublicense agreement between the Selling Agent and us provides that language below must be set forth in this pricing supplement:

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

The Notes are not sponsored, endorsed, sold or promoted by Russell.  Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same.  Russell's publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based.  Russell's only relationship to us and to the Selling Agent is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to us or to the Selling Agent or the Notes.  Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise.  Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index.  Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, THE SELLING AGENT, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN.  RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

US $

Lloyds TSB Bank plc

fully and unconditionally guaranteed by

Lloyds Banking Group plc

Senior Callable Range Accrual Notes Linked to the Russell 2000® Index and the Difference Between CMS30 and CMS5 due February 26, 2033

Medium-Term Notes, Series A

Pricing Supplement

(to prospectus dated December 22, 2010
and prospectus supplement dated June 6, 2011)